Exhibit 99 PROXY

Proxy Voting Procedure

If mandated by the investment management agreement, Brighton Jones (the “Adviser” or “Firm”), as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of clients. Our Firm maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our Firm’s proxy policies and practices. Our policy and practices include the responsibility to monitor corporate actions, receive and vote proxies for the Private Debt & Income Fund (the “Fund”), conduct due diligence and review conflict policies for any proxy vendors utilized in the proxy voting process, disclose any potential conflicts of interest, make information available to Fund shareholders about the voting of proxies, disclose proxy practices in Form ADV, and maintain relevant and required records.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

SEC Rule 206(4)-6 requires advisers to develop and implement the following policy response prior to exercising voting authority on behalf of clients: (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients pursuant to client direction if provided, including procedures to disclose and mange conflicts of interests that may be attendant to the proxy voting process; (b) the adviser must provide disclosure to clients explaining how clients may obtain information from the adviser with respect to the voting of proxies pursuant to securities held in client accounts; (c) the adviser must disclose by way of Form ADV Part 2A a summary of proxy voting policies and procedures and, upon request, furnish a complete copy of policies to clients; and (d) the adviser must maintain certain records relating to proxy voting activities when the adviser retains proxy voting authority and provide evidence of same upon regulatory or client request.

Staff Legal Bulletin No. 20 provides guidance about an investment adviser’s duties in voting client proxies and retaining proxy advisory firms. Among other issues, the bulletin addresses:

•	The steps that an investment adviser can take to demonstrate that proxy votes are cast in the clients' best interests and in compliance with the adviser’s proxy voting procedures;
•	Whether an investment adviser is required to vote every proxy;
•	The considerations that an investment adviser should take into account if it retains a proxy advisory firm to assist it in its proxy voting duties; and
•	The extent to which an investment adviser has an ongoing duty to oversee a proxy advisory firm that it retains.

Advisers voting proxies on behalf of the Fund must also comply with Rule 204-2 (as amended) which requires the adviser to observe specific record retention procedures related to proxy voting.

ERISA imposes additional policy and procedure requirements on investment advisers with respect to the voting of proxies and the maintenance and retention of related documentation and records, among other things, on behalf of ERISA qualified plan clients.

In August 2019, SEC Commissioners issued guidance (hereafter referred to as “Guidance”) to assist investment advisers when conducting proxy votes on behalf of clients. Indeed, many in the investment adviser industry argue that this guidance is intended to significantly reverse adviser reliance on PAF services. In its Guidance, the SEC reiterated advisers’ obligation to fully comply with Advisers Act Rule 206(4)-6 when assuming voting authority on behalf of clients. The rule and attendant guidance underscore the fiduciary standard relative to the development and execution of investment advice. The regulatory obligations of the adviser will depend upon the scope of voting authority retained by the adviser. To satisfy its fiduciary duty in making any voting determination, the adviser must act in the best interest of the client in accordance with client objectives (the duty of care) and must not place the adviser’s own interests ahead of the interests of the client (the duty of loyalty).

Responsibility

The Chief Compliance Officer and the Investment Committee have the responsibility for the implementation and monitoring of our proxy voting policy, practices, disclosures, and record keeping, including outlining our voting guidelines in our procedures.

Procedure

Adviser has adopted procedures to implement the Firm’s policy and conducts reviews to monitor and ensure the Firm’s policy is observed, implemented properly, and amended or updated, as appropriate, as outlined below.

Voting Procedures

It is the responsibility of the investment team to oversee the proxy process. At least annually, the investment team is responsible for approving or amending the guidelines it has established, reviewing the performance and conflict policies of the proxy service provider, and addressing any procedural issues that may arise in proxy voting processes. Meetings may be called by any investment team member throughout the year, based on issues that arise. Otherwise, investment meeting minutes will incorporate any proxy voting decisions that arise throughout the year.

Other procedures include:

•	Adviser only votes proxies for the Fund.
•	Absent material conflicts, the investment team will determine how Adviser should vote each proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

Conflicts of Interest

Should a conflict of interest exist between the Adviser and the Fund as to the outcome of certain proxy votes, the Firm is committed to resolving the conflict in the best interest of Fund shareholders before it votes the proxy in question. The Firm will also identify and evaluate any known conflicts of interest between Adviser’s proxy vendor and the issuer of each security to determine appropriate action. The Firm may take the following course of action to resolve the conflict: (a) engage a disinterested, qualified third party to determine how the proxy should be voted. The firm’s Chief Compliance Officer is responsible to ensure that all proxies are voted in a timely manner in accordance with proxy policies, that any conflicts of interest are resolved in the best interests of Fund shareholders, and that proxy voting records are retained accordingly.

Disclosure

•	Adviser provides required disclosures in response to Item 17 of Form ADV Part 2A summarizing proxy voting policy and procedures. Fund shareholders may request information regarding how Adviser voted a Fund’s proxies which will also be available on the Fund’s website.
•	Chief Compliance Officer also sends a copy of this summary, if appropriate, to all existing clients who have previously received Adviser’s Form ADV Part 2; or Chief Compliance Officer may send each client the amended Form ADV Part 2.

Voting Guidelines

•	Adviser will vote proxies in the best interests of the shareholders of the Fund.
•	In an uncontested election, Adviser will generally vote in favor of management’s proposed directors. In a contested election, Adviser will evaluate proposed directors on a case-by-case basis. With respect to proposals regarding the structure of a company’s Board of Directors, Adviser will review any contested proposal on its merits.
•	Adviser will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights.
•	In reviewing proposals, Adviser will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices.
•	Adviser expects to support proposals to:
o	Limit directors’ liability and broaden directors’ indemnification rights
o	Name changes, Directors in uncontested elections, and reincorporation that is not a takeover defense
•	Adviser expects to generally vote against proposals to Adopt or continue the use of a classified Board structure; and
o	Add special interest directors to the board of directors (e.g., efforts to expand the board of directors to control the outcome of a particular issue) and to support majority independent boards.
•	Adviser generally supports proposals that help ensure that a company’s auditors are independent and capable of delivering a fair and accurate opinion of a company’s finances. Adviser will generally vote to ratify management’s recommendation and selection of auditors.
•	Adviser generally supports separate offices of CEO and Chairman, limitation of board seats, confidential voting, shareholders’ ability to remove directors and shareholders right to call special meetings.
•	Adviser may consider all proposals that will have a material effect on shareholder rights on a case by case basis.
•	Adviser generally supports proposals that encourage the disclosure of a company’s compensation policies. In addition, Adviser generally supports proposals that fairly compensate executives, particularly those proposals that link executive compensation to performance. Adviser may consider any contested proposal related to a company’s compensation policies on a case-by-case basis.

Recordkeeping

The Chief Compliance Officer retains the following proxy records in accordance with the SEC’s five-year retention requirement.

•	These policies and procedures and any amendments;
•	Each proxy statement that Adviser receives;
•	A record of each vote that Adviser casts;
•	Any document Adviser created that was material to making a decision how to vote proxies, or that memorializes that decision, if applicable; and
•	A copy of each written request from a client for information on how Adviser voted such proxies, and a copy of any written response.

The Chief Compliance Officer is responsible to ensure that the Firm conducts initial and ongoing due diligence reviews of any proxy service firm selected to provide proxy voting guidance to Adviser. These reviews of the proxy firm’s services and practices include conflicts of interest, consistency of voting with guidelines, fees, and disclosures, among other things. The Firm will document any such reviews.